Jones & Keller, P.C.
1675 Broadway, 26th Floor
Denver, Colorado 80202
Telephone: (303) 573-1600

December 16, 2021

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Division of Corporation Finance
        Office of Energy & Transportation

Re:    Earthstone Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 10, 2021
File No. 001-35049

Ladies and Gentlemen:

We are submitting this letter on behalf of Earthstone Energy, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 10, 2021, with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by the responses.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 21. Supplemental Information on Oil and Gas Exploration and Production Activities
(Unaudited)
Oil and Natural Gas Reserves, page 30

Comment 1.    Your explanation of the changes in total proved reserves related to Extensions & Discoveries for the years ending December 31, 2020 and 2019 indicates the change is the result of two contributing factors: successful drilling results and well performance. Refer to the description of the change categories in FASB ASC 932-235-50-5 and explain to us your rationale for including changes resulting from well performance, if true, as part of the change due to extensions and discoveries rather than a change due to revisions of the previous estimates.

    Response: In the 10-K text, the Company reference was to well performance relating to the single well that was drilled in connection with the referenced line item, along with observed performance of surrounding wells, in explaining the minor change due to successful drilling results. Such change was not a revision to a previous estimate. In future filings, the Company will seek to more clearly explain the reasons for the changes to extensions and discoveries as well as changes due to revisions in estimates, as appropriate.

Comment 2.    Your explanation of the 10.7 MMBoe downward change in total proved reserves due to “Revisions to Previous Estimates” for the year ended December 31, 2020 indicates this negative change is primarily due to two contributing factors: prices and changes in the five-year development plan. However, the downward change of 11.9 MMBoe you attribute to the change in the five-year development plan exceeds the overall change in the line item, excluding the additional but unquantified downward change due to prices. Your explanation does not identify or quantify all of the contributing factors in sufficient detail to clearly explain the overall change in the line item.

The disclosure of revisions in the previous estimates of your proved reserves in particular should identify such individual factors as the changes caused by economic factors including costs and commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Revise your disclosure to address the overall change to “Revisions to Previous Estimates” by separately identifying and quantifying the net amount attributable to each contributing factor, including offsetting factors, so the change in total proved reserves is fully explained. Refer to the disclosure requirement in FASB ASC 932-235-50-5.

    Response: In the 10-K text, the Company reference to price was to convey that prices drove the change in the five-year development plan. The Company believes that the net downward change of 10.7 MMBoe due to the 11.9 MMBoe reduction less the positive difference due to other immaterial factors was inferred in the referenced text. However, in future filings the Company will provide better specificity regarding the components of changes in the reserves and will separately identify and quantify the net amount to each contributing factor, including offsetting factors, so that the change in total proved reserves is fully explained.

Exhibit and Financial Statement Schedules
Exhibit No. 99.1 Report of Cawley, Gillespie & Associates Inc., page 64

Comment 3.    Please obtain and file a revised reserves report that includes an explanation clarifying the types of costs represented under the line item entry “Other Deductions” shown in the tabular presentation of the results of the evaluation. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

    Response: The Company will be filing with the Commission a revised reserves report that adds an additional paragraph under “Capital, Expenses and Taxes” in the report substantially as follows:

More specifically, lease operating expenses are generally allocated between fixed and variable costs presented herein as Operating Expenses and Other Deductions, respectively, and are applied based on location, operatorship and wellbore orientation on a per-property or per-unit basis. Operating Expenses may include such expenses as insurance, labor, parts, maintenance and repairs and Other

Deductions may include such expenses as chemicals, gas gathering, compression, and saltwater disposal.

    The Company acknowledges that its and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

We hope the foregoing response adequately addresses the Staff’s comments. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

                                JONES & KELLER, P.C.

                                /s/ Reid A. Godbolt
                                Reid A. Godbolt

cc via email:    Robert J. Anderson and Mark Lumpkin, Jr., Earthstone Energy, Inc.

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